

April 8, 2011

Michael Logerfo
Chief Legal Officer, Corporate Vice President & Secretary
Sagent Holding Co.
c/o Sagent Pharmaceuticals, Inc.
1901 North Roselle Road, Suite 700
Schaumburg, IL 60195

> **Re:** **Sagent Holding Co.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 6, 2011**
> **File No. 333-170979**

Dear Mr. Logerfo:

We have reviewed your amended registration statement and response letter, each filed on April 6, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 32

1. You disclose that net proceeds from the offering will be approximately $66.9 million. Pro forma as adjusted cash and cash equivalents increased by approximately $71.2 million and pro forma as adjusted total stockholders' equity increased by approximately $73.3 million. It appears that the issuance of shares of your common stock as a result of the exercise of all of our outstanding warrants account for the additional increases in these line items. Please disclose the proceeds from the issuance of common stock related to these warrants to explain how the adjusted pro forma balances were determined. This comment also applies to your footnote disclosure on page 10.

Selected Historical Consolidated Financial Data, page 36

2. Please revise your pro forma per share data disclosure in the filing to present only the most recent fiscal year. Refer to Rule 11-02(b) of Regulation S-X. This comment also applies to your pro forma presentation in other sections of the filing, such as pages 9 and F-4.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, pages F-2 and II-3

3. Please include currently dated accountants' reports and a consent with no restrictive legend in the amendment for which effectiveness will be requested.

Notes to Consolidated Financial Statements
7. Commitments and Contingencies, page F-76

4. We note your revisions in response to prior comments three and four. Please disclose the material terms of the agreements with your key suppliers and marketing partners.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551-3649 or Donald Abbot at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis M. Myers, P.C.
       Kirkland & Ellis LLP
       300 North LaSalle
       Chicago, IL 60654